UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)
WiderThan Co., Ltd.
(Name of Issuer)
(1) Common Stock, par value KRW 500 per share
(2) American Depositary Shares, evidenced by American Depositary Receipts, each representing one common share

(Title of Class of Securities)
The Common Stock, which is not traded on U.S. markets, has not been assigned a CUSIP number
The CUSIP number for the related American Depositary Shares is 967593104

(CUSIP Number)
Robert Kimball, Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary
RealNetworks, Inc.
2601 Elliott Avenue, #1000
Seattle, Washington 98121
(206) 674-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to:
Patrick J. Schultheis, Esq.
Michael S. Ringler, Esq.
Wilson Sonsini Goodrich & Rosati Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, WA 98104-7036
(206) 883-2500
October 31, 2006

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No.	967593104	Schedule 13D

1	NAMES OF REPORTING PERSONS: REALNETWORKS,INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 91-1628146

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Washington

	7	SOLE VOTING POWER:

NUMBER OF		18,746,328

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,746,328

WITH:	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

18,746,328

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

94.64%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

SCHEDULE 13D
Item 3. Source and Amount of Funds or Other Consideration.
     The information set forth below in Item 4 of this Amendment is hereby incorporated by reference. The aggregate purchase price paid by RealNetworks for Common Shares and ADSs (as such terms are defined below) tendered in the Offer (as such term is defined below) was approximately $320 million. RealNetworks used cash on hand to fund the purchase of such Common Shares and ADSs.
Item 4. Purpose of Transaction.
     Pursuant to the Combination Agreement dated as of September 12, 2006, between RN International Holdings B.V. (“RNBV”), RealNetworks, Inc. (together with RNBV “RealNetworks”) and WiderThan Co., Ltd., a company with limited liability organized under the laws of the Republic of Korea (“WiderThan”), RealNetworks made a cash tender offer (the “Offer”) to purchase up to all of the outstanding common shares, par value KRW500 per share (the “Common Shares”), and all of the outstanding American Depositary Shares, each representing one Common Share and evidenced by an American Depositary Receipt issued by JP Morgan Chase Bank, N.A. (the “ADSs”) of WiderThan, at a price of $17.05 per Common Share and per ADS (the “Offer Price”).
     The Offer expired at 12:00 midnight, New York City time, on Friday, October 27, 2006. Based on the final count of the depositaries for the Offer, an aggregate of 2,840,329 Common Shares and 15,905,999 ADSs, together representing approximately 95% of the outstanding Common Shares and ADSs of WiderThan, including common shares underlying ADSs, were validly tendered and not withdrawn prior to the expiration of the Offer (the “Tendered Shares”). All Tendered Shares were accepted for payment, and RealNetworks completed the transfer of funds required to pay for the Tendered Shares to the depositaries for the Offer on October 31, 2006. As a result of the successful tender offer, WiderThan will become a majority-owned subsidiary of RealNetworks, and RealNetworks may be deemed to have sole voting and dispositive power over the Tendered Shares.
     RealNetworks has also elected to provide a subsequent offering period of 10 business days, expiring at 12:00 midnight, New York City time, on Friday, November 10, 2006, unless extended (the “Subsequent Offering Period”). During the Subsequent Offering Period, holders of Common Shares and ADSs that were not previously tendered in the Offer may tender their Common Shares and ADSs in exchange for the Offer Price on the same terms that applied prior to the initial expiration of the Offer. RealNetworks will pay for any Common Shares and ADSs tendered in the Subsequent Offering Period promptly after such Common Shares and ADSs are validly tendered. The purpose of the Subsequent Offering Period is to enable holders of Common Shares and ADSs who did not tender their Common Shares and ADSs prior to the initial expiration of the Offer to participate in the Offer and receive the Offer Price on an expedited basis. All other terms and conditions of the Offer remain the same, as set forth in the Tender Offer Statement on Schedule TO and related tender offer materials that RealNetworks filed with the Securities and Exchange Commission (“SEC”) on September 29, 2006, as supplemented and amended.
     Common Shares and ADSs that were not tendered in the Offer will remain outstanding unless and/or until they are acquired in any future acquisition. However, following the closing of the Subsequent Offering Period, or, in the event that RealNetworks extends the Subsequent Offering Period, the scheduled closing date for such extension (in either case the “Termination Time”), WiderThan intends to voluntarily terminate the listing of its ADSs on The Nasdaq Global Market and terminate its existing Deposit Agreement with JP Morgan Chase Bank, N.A. Additionally, WiderThan will apply for termination of registration of the Common Shares and ADSs under the Exchange Act as soon after the Termination Time as the requirements for such termination are met.
Item 5. Interest in Securities of the Issuer.
The information set forth above in Item 4 of this Amendment is hereby incorporated by reference.
Item 7. Material to be Filed as Exhibits.
          See exhibit index.

     SIGNATURE
     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: November 1, 2006

RealNetworks, Inc.

By: Name:	/s/ Robert Kimball Robert Kimball
Title:	Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit
Number	Exhibit Name

1.	Combination Agreement dated as of September 12, 2006, by and between RealNetworks, RN BV and WiderThan (incorporated by reference from Exhibit 2.1 to RealNetworks’ Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2006).*

*   Previously filed